SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

OASMIA PHARMACEUTICAL AB

(Name of Issuer)

COMMON STOCK, PAR VALUE SEK 0.1 PER SHARE

(Title of Class of Securities)

SE0000722365

(ISIN Number)

Gregory Sichenzia, Esq.

Henry Nisser, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor,

New York, NY 10006

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

______________

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. SE0000722365	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Alceco International S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	25,392,018
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER	0
WITH	10	SHARED DISPOSITIVE POWER	25,392,018

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,392,018
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	21.33% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

(1)	Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 119,039,310 Shares outstanding as of January 31, 2017.

ISIN No. SE0000722365	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, SEK 0.1 par value (the “Shares”) of Oasmia Pharmaceutical AB (the “Issuer”). The principal executive offices of the Issuer are located at Vallongatan 1, 752 28 Uppsala, Sweden.

Item 2. Identity and Background.

This statement is filed on behalf of (i) Alceco International, S.A., a Luxembourg corporation (“Alceco”) with a business address at 18-20 rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg, (ii) Julian Aleksov, a citizen of Sweden (“Mr. Aleksov”), and (3iii) Bo Cederstrand, a citizen of Sweden (“Mr. Cederstrand”). Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Messrs. Aleksov and Cederstrand are the two directors of Alceco. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of Alceco is 18-20 rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg. The principal business address of Messrs. Aleksov and Cederstrand is c/o the Issuer at Vallongatan 1, 752 28 Uppsala, Sweden.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were acquired by Alceco using its working capital.

Alceco has been a beneficial owner since the inception of the Company on April 15, 1988 and remains the beneficial owner of Shares in excess of five percent (5%) of the issued and outstanding Shares. Historically, several transactions have been made by Alceco.

Item 4. Purpose of Transaction.

Alceco acquired the Shares for investment purposes as well as to finance the Company’s operations.

Item 5. Interest in Securities of the Issuer.

The following table sets forth the aggregate number and percentage of shares of the Company’s common stock beneficially owned by the reporting person herein:

Reporting Person	Shares Beneficially Owned(1)	Percent(2)
	25,392,018	21.33%

(1) Messrs. Aleksov and Cederstrand are the control persons of Alceco.

(2) Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 119,039,310 Shares issued and outstanding as of January 31, 2017.

ISIN No. SE0000722365	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, except that (i) Mr. Aleksov is the partner of Mr. Cederstrand’s daughter and the father of his two grandchildren, and (ii) Alceco has extended a credit facility of SEK 40 million to the Issuer, which as of the date hereof has not been drawn upon.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of February 13, 2017, by and among Alceco, Mr. Aleksov and Mr. Cederstrand (filed herewith).

ISIN No. SE0000722365	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 13, 2017

ALCECO INTERNATIONAL, S.A.

By:	/s/ Julian Aleksov
Name:	Julian Aleksov
Title:	Director

/s/ Julian Aleksov
Julian Aleksov

/s/ Bo Cederstrand
Bo Cederstrand

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement is filed as an exhibit to Schedule 13D being filed by Alceco International, S.A., Julian Aleksov and Bo Cederstrand. in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 13, 2017.

ALCECO INTERNATIONAL, S.A.

By:	/s/ Julian Aleksov
Name:	Julian Aleksov
Title:	Director

/s/ Julian Aleksov

/s/ Bo Cederstrand
Bo Cederstrand